Exhibit 12(b)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,					Six Months Ended June 30,
(dollars in thousands)	2012	2013	2014	2015	2016	2017	2016
Net income	$8,115	$40,338	$287,035	$262,903	$299,181	$134,372	$133,405
Income tax expense (benefit)	8,353	22,977	(143,264)	22,058	13,356	5,932	6,117
Fixed charges	227,155	221,219	182,107	179,516	213,455	109,179	105,514
Earnings	243,623	284,534	325,878	464,477	525,992	249,483	245,036
Interest expense, net	156,762	146,112	105,152	98,399	123,682	63,458	61,363
Rent under leases representative of an interest factor (1/3)	70,393	75,107	76,955	81,117	89,773	45,721	44,151
Preferred dividends	—	—	—	—	—	—	—
Fixed charges	227,155	221,219	182,107	179,516	213,455	109,179	105,514
Ratio of earnings to fixed charges	1.1x	1.3x	1.8x	2.6x	2.5x	2.3x	2.3x

(1)

The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.